December 2007 Pricing Sheet dated December 21, 2007 relating to Preliminary Terms No. 446 dated November 23, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
9% SPARQS®
Mandatorily Exchangeable for Common Stock of Exxon Mobil Corporation
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
PRICING TERMS – DECEMBER 21, 2007
Issuer:	Morgan Stanley
Maturity date:	January 20, 2009
Underlying stock:	Exxon Mobil Corporation common stock (“XOM Stock”)
Aggregate principal amount:	$23,541,930.82
Coupon:	9% per annum, payable quarterly beginning April 20, 2008
Exchange at maturity:	At maturity, unless previously called by the issuer, each SPARQS will be exchanged into XOM Stock at the exchange ratio.
Exchange ratio:	0.25 shares of XOM Stock, subject to adjustment for certain corporate events
Issuer call right:
Beginning on July 20, 2008, the issuer may call the SPARQS for a cash call price that, together with coupons paid from the original issue date through the call date, implies an annualized rate of return on the stated principal amount equal to the yield to call.

Yield to call:	15% per annum on the stated principal amount
First call date:	July 20, 2008
Call notice date:	If the issuer calls the SPARQS, at least 10 but not more than 30 calendar days notice will be given before the call date specified in the notice.
Final call notice date:	January 10, 2009
Stated principal amount:	$23.3575 per SPARQS
Issue price:	$23.3575 per SPARQS (see “Commissions and Issue Price” below)
Pricing date:	December 21, 2007
Original issue date:	December 31, 2007 (5 business days after the pricing date)
CUSIP:	61747W760
Listing:
The SPARQS have been approved for listing on the American Stock Exchange LLC under the ticker symbol “SEM,” subject to official notice of issuance.  It is not possible to predict whether any secondary market for the SPARQS will develop.

Agent:	Morgan Stanley & Co. Incorporated
United States Federal Taxation:	Please see page 2 of this pricing sheet.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per SPARQS	$23.3575	$0.3796	$22.9779
Total	$23,541,930.82	$382,597.32	$23,159,333.50
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of SPARQS purchased by that investor.  The lowest price payable by an investor is 99.50% of the stated principal amount per SPARQS.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for SPARQS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DECRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 446 dated November 23, 2007
Amendment No. 1 to Prospectus Supplement for SPARQS dated December 21, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

9% SPARQS®
Mandatorily Exchangeable for Common Stock of Exxon Mobil Corporation

United States Federal Taxation:
The issuer and all investors will agree, under current law, to treat the SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with the issuer of a fixed amount of cash to secure the investor’s obligation under the terminable forward contract for U.S. federal income tax purposes.  Please see the applicable preliminary terms for the SPARQS.  However, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments.  The tax consequences of an investment in the SPARQS may well be affected by future guidance, if any, relating to the questions posed in the notice, even though it is not clear whether the SPARQS are encompassed in the notice’s description of a typical prepaid forward contract.  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  Both U.S. and non-U.S. investors considering an investment in the SPARQS should consult their tax advisers regarding the notice and its potential implications for an investment in the SPARQS.

December 2007	Page 2